

Mail Stop 3561

August 10, 2016

Hubert Joly
Chairman and Chief Executive Officer
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423

> **Re:** **Best Buy Co., Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2016**
> **Filed March 23, 2016**
> **Form 8-K filed May 24, 2016**
> **File No. 1-09595**

Dear Mr. Joly:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2016 Results Compared With Fiscal 2015, page 33

1. Please address the following comments related to your extended protection plans:

   - You quantify on page 33 the amount of fiscal 2016 profit-share revenue related to your extended protection plans managed by third party insurers. You partially attribute the "unusually strong performance" of the portfolio during fiscal 2016 to "changes in the design of our extended service plans." Explain to us in greater detail the nature of the changes made to your extended service plans that increased profit-share revenues. Additionally, as this revenue stream has no associated costs and equally impacts your operating income, tell us how you considered disclosing the amount of profit-share revenue recognized in the prior fiscal years presented so that investors can better understand how this revenue stream impacts your profitability rather than simply stating the amount was "substantially higher than for prior periods."

- We note that you previously quantified within your periodic filings the amount of service and commission revenues earned from the sale of extended warranties. Since it appears the sale of extended warranties materially impacts your operating and pre-tax income, tell us why you removed this disclosure and why such quantified information would not be useful to investors. Furthermore, since it appears that profit-share revenues represent only a portion of your total extended protection plan revenues, quantify for us the total amount of fiscal 2016 revenue attributable to extended protection plans. To the extent that you have revenue streams with no associated costs, such that they equally impact revenue and operating income, quantified discussion and analysis of such revenue streams may be necessary to provide investors with an understanding of the material factors driving changes in your profitability.

2. We note the analysis of your domestic segment's increase in gross profit on pages 34-35. In addition to the litigation settlement proceeds received in 2016, you indicate that 12 different factors contributed to the increase in your gross profit rate, six of which contributed to a higher gross profit rate and six of which partially offset the increase in your gross profit rate. Given the large number of items identified as impacting your gross profit rate, we believe it may be difficult for investors to understand the relative significance of each item. Please consider whether each of the 12 additional factors listed had a material impact on your domestic segment's gross profit rate. For those factors that materially impacted your gross profit rate, please revise your disclosure to more clearly indicate the relative significance of each item. We believe a best practice in clarifying the relative significance of each item is to quantify its impact.

Non-GAAP Financial Measures, page 40

3. Footnote 4 to your non-GAAP table indicates that you calculate the income tax impact of your non-GAAP adjustments "using the statutory tax rates in effect during the period." Given that you operate in several different countries and that the effective tax rate applied to your non-GAAP adjustments varies significantly from year to year, this description does not appear sufficiently detailed to allow an investor to understand the effective tax rate applied to the non-GAAP adjustments in any one year. Please revise future filings to better explain this matter. In doing so, please consider disclosing each material non-GAAP adjustment's country of origin and the statutory tax rate of such country.

Financial Statements for the Fiscal Year Ended January 30, 2016

2. Discontinued Operations, page 69

4. Please provide us with your calculation of the $99 million gain on sale of your Five Star business.

10. Income Taxes, page 85

5. Please separately reconcile for us the pre-tax foreign and domestic earnings from continuing operations amounts disclosed on page 85 with the Domestic and International segment operating income amounts disclosed on page 89.

6. Please tell us and disclose in future filings the reasons for the $35 million reduction in your valuation allowance recorded during fiscal 2016. If the reduction is associated with your Five Star disposition, tell us how you determined, if true, that the valuation allowance adjustment should be classified within continuing operations. See ASC 740-10-45-20, ASC 740-20-45-3, and ASC 740-10-55-38.

Form 8-K filed May 24, 2016

7. Please refer to your press release furnished under Item 2.02 of Form 8-K. We have the following comments:

    •   Please refer to your calculation of non-GAAP ROIC which adds back rent expense to operating income in order to treat your operating leases as though they were capitalized. Since it appears that rent expense may be a normal, recurring, cash operating expense necessary to operate your business, your disclosure of this measure may be inconsistent with Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next filing.

    •   Please refer to your disclosure of forward-looking "Q2 FY17 Financial Guidance" which includes a non-GAAP effective tax rate and non-GAAP diluted EPS. It appears that your disclosure may be inconsistent with the guidance in Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products